January 24, 2011

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Rufus Decker

Re:                               Pzena Investment Management, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Periods Ended September 30, 2010 File

No. 1-33761

Dear Mr. Decker:

In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated January 7, 2011 with respect to our Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended September 30, 2010 (the “Letter”), please see our responses set forth below. For the convenience of the Staff, each of the comments is restated in bold italics prior to our response.

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Net Income, page 48

1.     We note your response to prior comment two.  You disclosed that your effective tax rate, exclusive of adjustments related to your tax receivable agreement and the associated liability to selling and converting shareholders, was 42.7% and 42.2% for the years ended December 31, 2009 and 2008.  Please reconcile your assumed effective tax to your actual effective tax rate.  It remains unclear how you are arriving at the assumed corporate income tax amounts used to determine the assumed after-tax income of Pzena Investment Management, LLC.  In future filings, please expand your disclosures to show how you are arriving at your assumed effective tax rate.  Please show us in your supplemental response what the revisions will look like.

The Company will include disclosure consistent with the following:

Our results for the years ended December 31, 2009 and 2008 included adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $17.0 million and $0.26, respectively, for the year ended December 31, 2009, and $29.3 million and $0.45, respectively, for the year ended December 31, 2008. GAAP and non-GAAP net income for diluted earnings per share generally assumes all operating company membership units are converted into Company stock at the beginning of the reporting period and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company’s effective corporate tax rate. The Company’s effective corporate tax rate, exclusive of adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders, was 42.7% and 42.2% for the years ended December 31, 2009 and 2008, respectively.

The Company’s effective corporate tax rate, exclusive of adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders, was determined as follows:

	For the Year Ended December 31,
	2009	2008
	(in thousands)
Income Before Income Taxes	$31,388	$100,078
Change in Liability to Selling and Converting Shareholders	3,726	(56,201)
Unincorporated Business Taxes	(1,849)	(2,917)
Non-Controlling Interests	(29,326)	(36,095)
Non-GAAP Income Before Corporate Income Taxes	$3,939	$4,865

	For the Year Ended
	December 31, 2009
		% of Pretax
	Amount	Income
	(in thousands)
Federal rate applied to pre-tax income	$1,339	34.0%
State and local taxes, net of federal benefit	341	8.7%
	$1,680	42.7%

	For the Year Ended
	December 31, 2008
		% of Pretax
	Amount	Income
	(in thousands)
Federal rate applied to pre-tax income	$1,654	34.0%
State and local taxes, net of federal benefit	422	8.7%
Other	(25)	-0.5%
	$2,077	42.2%

Financial Statements

Note 2 — Significant Accounting Policies

Basis of Presentation, page F-10

2.     We note your response to prior comment five.  You re-examined the relevant guidance and reviewed your original assessment related to Pzena Global Value Service and determined that there was a misinterpretation of ASC 810-10-25-43 which led to the erroneous deconsolidation of Pzena Global Value Service.  Please help us understand the differences between Pzena Global Value Service and Pzena EAFE Value Service which led you to determine that Pzena Global Value Service should continue to be consolidated whereas Pzena EAFE Value Service should be deconsolidated.

The principal difference between the Pzena Global Value Service and the Pzena EAFE Value Service leading the Company to determine that the Pzena Global Value Service should have been consolidated and the Pzena EAFE Value Service was properly deconsolidated is the difference in the investor base of each fund.  The attached appendices detail the investors in each fund, their affiliation with the Company (if any), and their ownership percentage at the dates noted.  The aggregate ownership of all related parties of the Company, including de facto agents, in the EAFE Value Service was 45.6% at December 31, 2009.  This aggregate ownership percentage has decreased over the course of 2010.  As this aggregate ownership was and continues to be less than 50%, and neither the Company nor the operating company had or has any ownership interest in the fund, the Company is not considered the primary beneficiary of this variable interest entity, and therefore should not consolidate pursuant to Topic 810 (formerly FIN 46(r)). Further, the Company is not aware of any additional guidance in Topic 810 that would require the Company to consolidate the EAFE Value Service.  As a point of reference, the aggregate ownership of all related parties of the Company, including de facto agents, in the Global Value Service was 89.8% at December 31, 2009.  As this ownership percentage is greater than 50%, the Company is considered the primary beneficiary of this VIE, and therefore should have consolidated it under Topic 810 (formerly FIN 46(r)).

The Company will include disclosure consistent with the following:

The Pzena Global Value Service and the Pzena Europe, Australasia, and Far East (“EAFE”) Value Service (formerly known as the International Value Service) are or were limited liability companies whose managing members are or were members of the executive committee of the operating company, or the operating company itself.  Until December 31, 2009, neither of these entities were considered VIEs, as the members of the executive committee of the operating company and/or the operating company were the majority holders of the equity investments and had controlling financial interests as managing members of the partnerships.  Each of these limited liability companies was considered an entity “similar” to a limited partnership, and was thus subject to the guidance of the Consolidation Topic of the FASB ASC.  Under each of their respective operating agreements, none of these entities’ non-managing members had the ability to remove the managing member under any circumstance, nor did they have any participating rights.  As a result, nothing substantive existed to overcome the presumption of control by the managing member, as required by the Consolidation Topic of the FASB ASC.  Since the managing members of these entities were either the operating company, or one of the controlling persons of the operating company, their results of operations and financial position had been consolidated through December 30, 2009.

Effective December 31, 2009, substantially all of the Company’s investments in the Pzena Global Value Service and the Pzena EAFE Value Service, held to satisfy the Company’s obligations under its deferred compensation program, were reallocated to the Pzena Large Cap Value Fund.  Also effective December 31, 2009, the investments of the operating company’s executive committee members in the Pzena Global Value Service and the Pzena EAFE Value Service were transferred to a separately-managed account.  Since the remaining holders of the equity investments in the partnerships subsequent to these transactions lacked a controlling financial interest in these partnerships, as of December 31, 2009, these entities were deemed VIEs.  The Company initially did not consider itself the primary beneficiary of either of these entities.  Correspondingly, the Pzena Global Value Service and the Pzena EAFE Value Service were deconsolidated effective December 31, 2009.  The results of operations and financial position of each of these entities were consolidated up until December 30, 2009.  Subsequent to December 31, 2009, the Company determined that, because of the definitions of related party transactions in the Related Party Disclosures Topic of the FASB ASC, the operating company continued to be the primary beneficiary of the Pzena Global Value Service in 2010. Had the Company continued to consolidate the entity, the impact to the consolidated financial statements would not have been material. During the year ended December 31, 2010, the remaining assets of the Pzena Global Value Service were redeemed and the entity was liquidated.

Form 10-Q for the Period Ended September 30, 2010

General

3.     Please address the above comments in your interim filings as well.

Note 2.  Basis of Presentation, page 5

4.     We note your response to prior comment seven.  Please address the following:

*      Prior to September 30, 2010, the controlling financial interest in Pzena Emerging Markets  Focused Value Service and the Pzena Emerging Markets Countries Value Service was not held by the holders of the equity investments in the partnerships.  During the three months ended September 30, 2010, the holders of the equity investments in these partnerships became the managing members of these entities.  Please describe the facts and circumstances which gave the holders of the equity investments a controlling financial interest in these entities.  Please tell us the business reasons for appointing the holders of the equity investments as managing members of these entities.  Please also address whether there were any related parties involved in this appointment; and

During the three months ended June 30, 2010, the Company redeemed all of its investments in the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Markets Countries Value Service.  After the redemptions, Richard S. Pzena, Chief Executive Officer, and William L. Lipsey, President, Marketing and Client Service then collectively owned 100% of the equity investments of each of these entities.  During the three months ended September 30, 2010, William L. Lipsey redeemed his investments in these entities, leaving Richard S. Pzena as the sole remaining investor.   On this date, each of these entities became disregarded entities for tax purposes, as they were no longer effective partnerships.  The Company has no continuing involvement with these accounts other than in its capacity as investment manager.  The Company believes that it made business sense to align the holders of the equity with the decision-making power over these accounts and appoint Richard S. Pzena as the managing member of the funds.

*      Please help us better understand the impact of deconsolidating these two entities on your results of operations.  These entities were consolidated up until September 1, 2010.  Please tell us the amounts included in your statement of operations related to each of these entities for the nine months ended September 30, 2010.  You should specifically tell us the amounts recorded in revenues, operating income, income before income taxes and interest on mandatorily redeemable units, consolidated net income, and net income/(loss) attributable to Pzena Investment Management, Inc, from January 1, 2010 to the date of deconsolidation.

A loss of $0.1 million was included in income before income taxes and consolidated net income in the Company’s statements of operations related to these entities for the period from January 1, 2010 to September 1, 2010, the date of deconsolidation.  There was no impact to revenues or operating income because any revenues or operating income generated by these entities are eliminated upon consolidation.  A negligible loss of $31 thousand was included in net income attributable to Pzena Investment Management, Inc.  Please see Attached A for a detailed impact analysis of the amounts recorded in all line items from January 1, 2010 to the date of deconsolidation.

Appendix A

PZENA Europe, Australasia, and Far East (“EAFE”) VALUE SERVICE - list of investors

			Ownership		Ownership		Ownership		Ownership
		Balance	Percentage	Balance	Percentage	Balance	Percentage	Balance	Percentage
		as of December 31, 2009		as of March 31, 2010		as of June 30, 2010		as of September 30, 2010
William Connolly	Employee (de facto agent)	372,272	25.1%	387,924	23.5%	335,071	24.1%	394,953	22.5%
Brahman Capital	External Investor	359,271	24.2%	373,435	22.7%	321,676	23.1%	378,319	21.5%
VMH Global Partners, LP	Employee Fund (de facto agent)	62,356	4.2%	64,977	3.9%	56,124	4.0%	66,155	3.8%
Ken Brown	External Investor	39,104	2.6%	40,749	2.5%	35,197	2.5%	41,487	2.4%
Manoj Tandon	Employee (de facto agent)	32,917	2.2%	34,301	2.1%	0	0.0%	0	0.0%
Lawrence Kohn	Employee (de facto agent)	189,460	12.8%	197,426	12.0%	170,527	12.2%	201,003	11.4%
Allison Fisch	Employee (de facto agent)	18,840	1.3%	19,632	1.2%	16,957	1.2%	19,987	1.1%
Sarah M Peterson	External Investor	336,764	22.7%	454,346	27.6%	392,443	28.2%	579,566	33.0%
Katherine Kozub Grier	External Investor	72,555	4.9%	75,415	4.6%	64,962	4.7%	76,401	4.3%
Total		1,483,538	100%	1,648,204	100%	1,392,957	100%	1,757,871	100%

Related Party/De Facto Agent Percentage at 12/31/09			45.6%
Related Party/De Facto Agent Percentage at 3/31/10			42.7%
Related Party/De Facto Agent Percentage at 6/30/10			41.5%
Related Party/De Facto Agent Percentage at 9/30/10			38.8%

Appendix B

PZENA GLOBAL VALUE SERVICE (Global) - list of investors

			Ownership		Ownership		Ownership		Ownership
		Balance	Percentage	Balance	Percentage	Balance	Percentage	Balance	Percentage
		as of December 31, 2009		as of March 31, 2010		as of June 30, 2010		as of September 30, 2010
Michel Hanigan IRA	Employee (de facto agent)	32,684	2.4%	34,792	2.4%	29,905	2.4%	34,542	2.4%
VMH Partners	Employee Fund (de facto agent)	31,738	2.3%	33,785	2.3%	29,039	2.3%	33,542	2.3%
Adolph V. Falso	External Investor	62,816	4.6%	66,784	4.6%	57,325	4.6%	66,138	4.6%
Gregory S. Martin	Employee (de facto agent)	37,609	2.8%	40,035	2.8%	34,411	2.8%	39,747	2.8%
Alan Eisenberg	Employee (de facto agent) /External Investor*	47,799	3.5%	50,882	3.5%	43,735	3.5%	50,516	3.5%
IRA FBO William E. Connolly	Employee (de facto agent)	439,898	32.4%	468,266	32.4%	402,491	32.4%	464,897	32.4%
Stafford Haney	Employee (de facto agent)	628,336	46.3%	668,855	46.3%	574,904	46.3%	664,043	46.3%
Bruce Fox	External Investor	75,924	5.6%	80,719	5.6%	69,287	5.6%	79,939	5.6%
Total		1,356,805	100%	1,444,117	100%	1,241,097	100%	1,433,363	100%

*Employee through June 30, 2010.  External Investor as of September 30, 2010.

Related Party/De Facto Agent Percentage at 12/31/09	89.8%
Related Party/De Facto Agent Percentage at 3/31/10	89.8%
Related Party/De Facto Agent Percentage at 6/30/10	89.8%
Related Party/De Facto Agent Percentage at 9/30/10	86.3%

ATTACHMENT A

PZENA INVESTMENT MANAGEMENT, INC.

IMPACT ANALYSIS OF CONSOLIDATING PZEMCV and PZEMFV FROM JANUARY 1, 2010 - AUGUST 31, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per-share amounts)

		Effect of	Effect of
	Reported	PZEMCV*	PZEMFV*	Total Effect
	for the nine months ended September 30, 2010

REVENUE	$57,020	$—	$—	$—

EXPENSES
Compensation and Benefits Expense	22,026	—	—	—
General and Administrative Expenses	5,927	—	—	—
TOTAL OPERATING EXPENSES	27,953	—	—	—
Operating Income	29,067	—	—	—

OTHER INCOME/(EXPENSE)
Interest and Dividend Income	270	39	39	78
Interest Expense	(232)	—	—	—
Realized and Unrealized Gain on Equity Securities, Net	137	(58)	(76)	(134)
Increase in Liability to Selling and Converting Shareholders	(1,633)	—	—	—
Other Income	72	(19)	(18)	(37)
Total Other Income	(1,386)	(38)	(55)	(93)
Income Before Income Taxes	27,681	(38)	(55)	(93)
Income Tax Benefit	1,373	—	—	—
Consolidated Net Income	26,308	(38)	(55)	(93)
Less: Net Income Attributable to Non-Controlling Interests	23,632	(22)	(40)	(62)
Net Income Attributable to Pzena Investment Management, Inc.	$2,676	$(16)	$(15)	$(31)

Net Income for Basic Earnings per Share	$2,676	$(16)	$(15)	$(31)
Basic Earnings per Share	$0.29	$—	$—	$—
Basic Weighted Average Shares Outstanding	9,125,477	9,125,477	9,125,477	9,125,477

Net Income for Diluted Earnings per Share	$16,096	$(16)	$(15)	$(31)
Diluted Earnings per Share	$0.25	$—	$—	$—
Diluted Weighted Average Shares Outstanding	65,006,198	65,006,198	65,006,198	65,006,198

*   Pzena Emerging Market Countries Value (PZEMCV) and Pzena Emerging Markets Focused Value (PZEMFV) were both consolidated from January 1, 2010 thru August 31, 2010.  The analysis shows the amounts included in the Company’s statement of operations of these entites for the nine months ended Septemer 30, 2010.